UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
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FORM 6‑K
 _______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: October 26, 2018	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

City of Buenos Aires, October 26, 2018

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We hereby address you to comply with the requirements of Article 2 of Chapter I, Title XII of the Rules of the National Securities Commission (T.O. 2013).

In this sense, we inform that today InterCement Participações, SA, indirect controller of Loma Negra C.I.A.S.A., announced the signing of a definitive agreement to sell its operations in Portugal and Cape Verde to Ordu Yardimlasma Kurumu (OYAK). The closing of this transaction is subject to usual and customary closing conditions, including regulatory approvals.

Sincerely,

___________________
Marcos Isabelino Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.